Exhibit 99.1

Guardforce AI Announces LOI to Acquire Shenzhen Kewei Robot Technology Company Limited, a Premier Robotics Technology Company in China

Acquisition will Provide New Robotics-as-a-Service Capabilities, Add Key Patents
and Expand Global Fortune 500 Customer Base

Agreement Supersedes Previously Announced LOI to Acquire 19 Robotics Subsidiaries of Shenzhen Kewei

NEW YORK, NY / September 13, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today it has signed a non-binding letter of intent (LOI) with Shenzhen Intelligent Guardforce Robot Co., Ltd to acquire Shenzhen Kewei Robot Technology Company Limited (“Kewei”), a high-tech robotics company specializing in developing robotics software solutions and robotics management platforms, as well as robotics sales and technical services.

This agreement supersedes and replaces the previously announced LOI with Kewei to acquire 12 of its subsidiary companies, and the terminated securities purchase agreement pursuant to which the Company had intended to acquire 7 of its subsidiary companies.

The purchase price and consummation of the acquisition of Kewei are subject to the satisfactory completion of the Company’s due diligence and an independent audit, as well as a third-party valuation and fairness opinion. The Company plans to pay for this acquisition through a combination of cash (10%) and restricted common stock of the Company (90%) at a value of no less than $1 per share. Guardforce AI expects to enter into a definitive purchase agreement with Kewei relating to this acquisition within the next few months.

Lin Jia, President of Guardforce AI, stated, “We are thrilled to announce this proposed acquisition of Kewei, a qualified National High-tech Enterprise in China, which holds more than a dozen robotics-related patents and more than 40 copyrights to its proprietary software. Its robotic solutions cover a variety of recurring revenue streams such as technical services and robotics advertising. The RaaS platform currently operates approximately 65,000 robots that belong to Kewei, clients, and partners, of which more than 40,000 are equipped with screens for advertising and interactive features. Kewei’s customer base includes an impressive roster of Fortune 500 corporations across various industries. In 2021, the unaudited Chinese GAAP revenue for Kewei was approximately USD $15 million. Overall, we believe this proposed acquisition, including Kewei’s highly skilled R&D team, robust robotics platform, operational skills, as well as its advertising and technical capabilities, provide us a solid foundation to further expand our geographic footprint across China and other international markets.”

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, added, “After conducting further due diligence, it became clear that acquiring Kewei itself, compared to acquiring only the Kewei sales channel subsidiaries, would add both a premier roster of business clients, as well as advanced technologies that we believe will help to accelerate our strategic expansion within the robotics industry worldwide. Overall, we remain focused on our goal to transform Guardforce AI into a leading integrated security company in AI and robotics.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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